November 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

ATTN: Terence O’Brien, Accounting Branch Chief

RE:	Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 13, 2008
Schedule 14A Filed on April 22, 2008
Forms 10-Q for the Fiscal Quarter ended March 31, 2008 and June 30, 2008
File No. 0-26025

Ladies and Gentlemen:

As requested, U.S. Concrete, Inc. hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 27, 2008. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments. This response also supplements and applies to our September 8, 2008 response, our September 30, 2008 response and our October 17, 2008 response to your letter dated August 7, 2008.

COMMENT:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 32

1.     As requested in comment 6 in our letter dated September 22, 2008, please note that if the cost reduction initiatives are materially impacting your consolidated financial statements either in terms of expenses recognized or a material change in the relationship between costs and revenues in the future, you should provide a qualitative and quantitative analysis of these initiatives. Refer to Item 303(A)(3)(i) and Item 303(A)(3)(ii) of Regulation S-K for guidance. Please advise.

Terrence O’Brien
Securities and Exchange Commission
November 13, 2008

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s comment and will incorporate in future filings as applicable.

COMMENT:

4. Business Combinations, page 54

2.    We note your response to comment 8 in our letter dated September 22, 2008. Specifically, you reference your discussion of your growth strategy in the Business section of your December 31, 2007 Form l0-K as an explanation of the business purpose for the acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc. However, this referenced disclosure appears to be general in nature with no specific reference to your acquisition of Alberta Investments, Inc, and Alliance Haulers, Inc. Further, such disclosure does not explain to investors why the purchase price resulted in you recognizing a significant portion as goodwill, as required by paragraph 51.b. of SFAS 141. We further note that the construction market you and your acquisition served significantly declined in late 2006, subsequent to the acquisition in July 2006. As previously noted, you should have provided a detailed explanation as to the business purpose for the acquisition and why you decided to acquire Alberta Investment, Inc. and Alliance Haulers, Inc. for a purchase price that resulted in a significant amount of goodwill with no material intangible assets acquired. Refer to paragraph 51.b of SFAS 141. Further, you should have also included a discussion within MD&A that disclosed the deterioration in the primary market served by your acquisition and the impact such deterioration is having and/or may have on the results of the acquired entities and the goodwill recognized from the acquisition.

RESPONSE TO COMMENT 2:

We acknowledge the Staff’s comment and will incorporate and expand our discussion and analysis regarding this acquisition in future filings.

COMMENT:

5. Stock-Based Compensation, page 56

3.    We note your response to comment 9 in our letter dated September 22, 2008. Specifically, we note that you intend to change the column heading for the rollforward of your nonvested options to read, "weighted average exercise price." However, the disclosure requirement per paragraph A240(b)(2) of SFAS 123R is for the weighted average grant-date fair value. As such, it would appear as though you should change the amounts included in the column rather than the column heading. Please confirm you will make this change in future filings.

Terrence O’Brien
Securities and Exchange Commission
November 13, 2008

RESPONSE TO COMMENT 3:

We acknowledge the Staff’s comment and confirm we will incorporate this in future filings.

* * * *

Please contact the undersigned with any questions concerning this letter at (713) 499-6215.

Very truly yours,

Robert D. Hardy
Executive Vice President and Chief Financial Officer
U.S. Concrete, Inc.

cc:	Terence O’Brien, Accounting Branch Chief
John Hartz, Senior Assistant Chief Accountant
Tracey Houser, Staff Accountant